HASHKU, INC.
FINANCIAL STATEMENTS

For the fiscal year ending December 31, 2022

(Unaudited)

Hashku, Inc.
Balance Sheets

As of December 31st, 2022

<u>2022</u>

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$100
Prepaid expenses	-
Accounts receivable	-

TOTAL ASSETS	**$100**

LIABILITIES AND
SHAREHOLDERS EQUITY

CURRENT LIABILITIES

Accounts payable	-

TOTAL LIABILITIES	**$-**

SHAREHOLDERS' EQUITY

Capital Stock	$100
Retained Earnings	-

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	**$100**

Hashku Inc.
Notes to the financial statements
Fiscal Years Ending December 31, 2022

1. Organization and purpose

Hashku Inc. (the “Company”), is a corporation organized under the laws of the State of Delaware. The Company operates a digital marketing software suite and managed services business and will derive revenue from software fees, project based fees, transaction based commissions, and subscription fees.

2. Summary of significant accounting policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. At the end of the fiscal year ending December 31, 2022, the point of preparation of this financial statement, the Company’s cash positions only include its operating bank account ($100).

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Subsequent event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

4. Employee Equity Incentive Plan

The Company has authorized 165,000 common shares to be issued as part of the Employee

Equity Incentive Plan ("EEIP"). At the moment of preparation of this financial statement, the Company does not employ any individual, contractor, or legal body that is granted such stock or option incentive.